

May 16, 2013

Via Email
Marichelle Stoppenhagen
President
MySkin, Inc.
410 32nd Street, Suite 203
Newport Beach, CA 92663

> **Re: MySkin, Inc.**
> **Amendment No. 5 to Form 10**
> **Filed April 26, 2013**
> **File No. 000-54582**

Dear Ms. Stoppenhagen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amended Form 10, filed on April 26, 2013

General

1.   We note the disclosure in footnote one to the financial statements that in 2011 and 2010 you were not in compliance with your Facilities and Management Agreement. Please provide clear disclosure throughout the registration statement to the prior non-compliance and add disclosure relating to any liability that may result from that non-compliance. Also, please disclose specifically the nature of the non-compliance.

2.   Please file all past due Exchange Act reports, including your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director